

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 5, 2008

Via U.S. Mail

Ms. Mary Jane Raymond
Executive Vice President and Chief Financial Officer
Hudson Highland Group, Inc.
560 Lexington Ave.,
New York, NY 10022

> **Re: Hudson Highland Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 4, 2008**
> **File No. 000-50129**

Dear Ms. Raymond:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note in the summary provided in the first paragraph under Item 4.02 that you are prorating the expense amount triggered in 2006 over the last two quarters of 2006 and the expense amount triggered in 2007 over the first three quarters of 2007. We note your reference to SFAS 5; however, we remain unclear regarding how you determined that this is the appropriate pattern for expense recognition. Please advise us in detail, including references to the GAAP literature that you have relied upon in supporting your policy. You should explain to us your full consideration of the guidance in EITF 96-18 and EITF 95-08. Also, regarding your SFAS 5 analysis, tell us how you were able to

> determine it was probable the Company would achieve the minimum annual earnings thresholds in periods prior to the fourth quarter.

2.   Refer to the fourth paragraph under Item 4.02 of your Form 8-K, regarding material weaknesses in internal control over financial reporting of your accounting for acquisitions at December 31, 2006. Tell us how you were able to provide true and accurate Item 9A disclosures regarding Controls and Procedures in your 2006 Form 10-K. The material control weakness disclosed in the Form 8-K appear to indicate that you may lack the necessary disclosure controls and procedures, as well as the internal controls necessary to provide true and accurate Item 9A disclosures. Please advise.

3.   Also, regarding your Item 9A disclosures in the 2006 Form 10-K, tell us why you did not disclose the material weaknesses noted in this Form 8-K. Tell us the date you completed the evaluation of the controls and procedures.

4.   We note from the Form 8-K that the material weakness had been subsequently remedied as a result of your engagement of external accounting experts over complex accounting matters since the second half of 2007. In this regard, tell us why you did not disclose any changes to your internal controls under Item 4 within the subsequent Forms 10-Q.

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As appropriate, please amend your filing and respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Hudson Highland Group, Inc.
February 5, 2008
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

                                Sincerely,

                                Robert S. Littlepage, Jr.
                                Accounting Branch Chief